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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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    FUTUREMEDIA PROVIDES SAFETY CRITICAL TRAINING FOR VIRGIN ATLANTIC AIRWAYS

                   - NOMINATED FOR MULTIPLE INDUSTRY AWARDS -

    BRIGHTON, England, Oct. 16 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading learning and communications company, today announced that its subsidiary, ebc, has completed a custom e-learning project on behalf of Virgin Atlantic Airways for the purpose of training new cabin crew recruits. The course has been nominated for both the UK's e-Learning Age Awards in the category "Most Tangible Project ROI" and for the World of Learning Awards in the category "Bespoke Solution of the Year."

    Following an extensive submission process, ebc was selected to provide an online learning course covering Safety and Equipment Procedures (SEP) to Virgin Atlantic's new cabin crew. Although Virgin initially planned to launch the course gradually, feedback during testing was so positive that it was launched in full upon completion. The course represents a groundbreaking use of e-learning in Virgin Atlantic's safety critical environment and includes a specially constructed tracking database to allow monitoring of an individual learner's progress. Overall, the project has brought significant reduction in training time and costs dramatically improving the comprehension of historically difficult subjects among new recruits and allowing instructors to focus on practical training. Initially expected to achieve ROI in two years; the projects' unprecedented success means that this figure has since been reduced to just one year.

    Pauline Reeb, e-Learning Manager at Virgin Atlantic said, "The Cabin Safety Training e-learning has met all our objectives and exceeded our expectations in relation to the return on investment. I am therefore delighted that the combined efforts of the Virgin Atlantic and ebc team, in developing this significant piece of e-learning, have been nominated by the awarding bodies."

    The e-Learning Age Awards take place in London on November 9 and recognize excellence within the e-learning industry. The World of Learning Awards, sponsored by learning Magazine, take place on November 14 and recognize and reward excellence in the training industry.

    About Futuremedia:

    The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. The Futuremedia group is a learning and communications company providing online education, e-marketing and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

    About Virgin Atlantic Airways:

    Since it was founded in 1984, Virgin Atlantic Airways has become Britain's second largest carrier serving the world's major cities. Now based at both London's Gatwick and Heathrow airports, it operates long haul services to twenty seven destinations world-wide as far apart as Las Vegas and Shanghai.

    Virgin Atlantic has enjoyed huge popularity, winning top business, consumer and trade awards from around the world. The airline has pioneered a range of innovations setting new standards of service, which its competitors have subsequently sought to follow. Despite Virgin Atlantic's growth the service still remains customer driven with an emphasis on value for money, quality, fun and innovation.

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    Virgin Atlantic currently has a fleet of 34 aircraft which includes thirteen
747-400s, five A340-300s and sixteen A340-600s.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             10/16/2006
    /CONTACT: US: Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK: Gerry Buckland, +44-7919-564126, info_db@mac.com; both for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: October 10, 2006

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